Contact Information
Ida Yu
Investor Relations Manager
Tel: 86 (21) 6195 9561
Email: ir@htinns.com
http://ir.htinns.com

China Lodging Group, Limited Announces Preliminary Hotel Operating Results for Second Quarter of 2012

Shanghai, China, July 12, 2012 – China Lodging Group, Limited (NASDAQ: HTHT) (“China Lodging Group” or the “Company”), a leading and high-growth limited service hotel chain operator in China, today announced preliminary hotel operating results for the second quarter of 2012.

In the second quarter of 2012, the Company opened 35 net leased (“leased-and-operated”) hotels and 43 net manachised (“franchised-and-managed”) hotels. The Company also completed an investment in Starway Hotels (Hong Kong) Limited (“Starway”) to own a majority stake. As of June 30, 2012, the Company had 388 leased hotels, 365 manachised hotels, and 110 franchised Starway hotels in operation. In the second quarter of 2012, excluding franchised Starway hotels, the blended RevPAR came in at RMB176, representing a year-over-year increase of 4%. For the hotels in operation for at least 18 months, excluding franchised Starway hotels, the RevPAR was RMB195, representing a 7% same-hotel RevPAR increase year-over-year, with a 3% increase in ADR and a 4% increase in occupancy.

Mr Qi Ji, founder, executive Chairman and Chief Executive Officer of the Company, commented, “We have once again delivered a solid quarter. The performance for our overall network improved year-over-year due to strong demand in China’s travel market and our solid execution. The addition of Starway has strengthened our leadership position in the mid-scale hotel market and accelerates our expansion in this segment. ”

About China Lodging Group, Limited
China Lodging Group, Limited is a leading and high-growth limited service hotel chain operator in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under four brands, namely, Seasons Hotel, Starway Hotel, HanTing Express Hotel, and Hi Inn. For more information, please visit the Company’s website: http://ir.htinns.com .

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

China Lodging Group, Limited

Operating Data
		As of
	June 30,	March 31,	June 30,
	2011	2012	2012
Total hotels in operation:	516	675	863
Leased hotels	281	353	388
Manachised hotels	235	322	365
Franchised hotels*	-	-	110
Total hotel rooms in operation	58,786	75,622	95,573
Leased hotels	33,677	42,057	46,083
Manachised hotels	25,109	33,565	38,045
Franchised hotels*	-	-	11,445
Number of cities	80	111	131

* refers to franchised Starway hotels

		For the quarter ended
	June 30,	March 31,	June 30,
	2011	2012	2012
Occupancy rate (as a percentage)
Leased hotels	92%	90%	97%
Manachised hotels	95%	92%	98%
Blended	93%	91%	97%
Average daily room rate (in RMB)
Leased hotels	187	176	187
Manachised hotels	176	166	175
Blended	182	172	181
RevPAR (in RMB)
Leased hotels	172	158	181
Manachised hotels	168	153	171
Blended	170	156	176

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	June 30,
	2011	2012
Total	428	428
Leased hotels	239	239
Manachised hotels	189	189
Total	49,875	49,875
Leased hotels	29,795	29,795
Manachised hotels	20,080	20,080
Occupancy rate (as a percentage)	98%	102%
Average daily rate (in RMB)	186	191
RevPAR (in RMB)	182	195